

August 30, 2007

Mr. Joseph J. Kwederis
Chief Financial Officer, Pliant Corporation
1475 Woodfield Rd., Suite 700
Schaumburg, IL 60173

Re: Pliant Corporation
Form 10-K for the fiscal year ended December 31, 2005
Form 10-Q for the period ended March 31, 2006
File No. 333-40067

Dear Mr. Kwederis:

        We have completed our review of the above referenced Form 10-K and related filings and have no further comments at this time.

        If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Anne McConnell, Senior Staff Accountant, at (202) 551-3709 or to the undersigned at (202) 551-3768.

                                        Sincerely,

                                        John Cash
                                        Branch Chief